SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                       The Securities Exchange Act of 1934

                       MULTI-LINK TELECOMMUNICATIONS, INC.
                       -----------------------------------

                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                           (Title Class of Securities)

                                   62541M 10 7
                                   -----------
                                 (CUSIP Number)

                            KI Equity Partners I, LLC
                          5251 DTC Parkway, Suite 1090
                           Greenwood Village, CO 80111
                                 (720) 889-0131
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2005
                                 --------------
             (Date of Event Which Requires Filing of This Statement)


(1) Name of Reporting Person / I.R.S. Identification Number KI Equity Partners I, LLC/87-0740280
(2) Check the appropriate box if may be
deemed member of a group                    (a) N/A
                                            (b)     Reporting Person
                                            disclaims being member of a
                                            group relating to Issuer
(3) SEC use only ........................................
(4)  Source of funds (see instructions)..................     WC
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).                               N/A
(6)  Citizenship or place of organization ...............     Delaware
Number of shares beneficially owned by
Reporting Person with:
(7)   Sole voting power .................................     13,074,204
(8)   Shared voting power ...............................     0
(9)   Sole dispositive power ............................     13,074,204
(10) Shared dispositive power ...........................     0
(11) Aggregate amount beneficially owned by Reporting         13,074,204
Person
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions). ......................     N/A
(13) Percent of class represented by
amount in Row (11) .. ...................................     65.7%
(14) Type of reporting person (see instructions)              OO - Limited
s                                                             Liability Company

Item 1. Security and Issuer.
----------------------------
(a) Title of Class:                        Common Stock
(b) Name and Address of Isssuer:           Multi-Link Telecommunications, Inc.
                                           936A Beachland Boulevard, Suite 13
                                           Vero Beach, Florida 32963
(c) Trading Symbol:                        MLNK


Item 2. Identity and Background of the Reporting Entity.
--------------------------------------------------------
(a) Name:                                  KI Equity Partners I, LLC
(b) Business Address:                      5251 DTC Parkway, Suite 1090
                                           Greenwood Village, CO 80111
(c) Occupation:                            Institutional Investor
(d) Conviction:                            N/A
(e) Civil
Proceedings:                               N/A
(f) State of Incorporation:                Delaware

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

The Reporting Entity, on March 18, 2005, acquired 13,074,204 shares of the Issuer's Common Stock ("Shares") from David J. Cutler for a purchase price of $252,846.75. In connection with this purchase, the Reporting Entity also purchased from David J. Cutler a promissory note issued by the Issuer in the principal amount of $147,153.25 ("Note"), which Note is convertible at the holder's election into 6,628,978 shares of the Issuer's Common Stock. The funds used for the purchases have been provided from the Reporting Entity's working capital.

Item 4.  Purpose of Transaction.
--------------------------------

Reporting Person is making these purchases of Issuer's Common Shares and the Note for investment purposes only. The Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest  in Securities of the Issuer.
---------------------------------------------

(a) Aggregate Number and %: 13,074,204 shares of Common Stock representing 65.7% of the total 19,886,935 outstanding shares of Common Stock of the Issuer.

(b) Power to Vote or Dispose of Issuer's Shares: 13,074,204 shares of Common Stock, power over which to vote or dispose of resides with the Reporting Person.

(c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person beyond those described in Items 3 and 4 specifically and this Schedule 13D generally. Information contained in Items 3 and 4 above is hereby incorporated by reference.


Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to
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Securities of the Issuer.
-------------------------

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.


Item 7. Material to be Filed as Exhibits.
-----------------------------------------

None

                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Person, and that the information set forth in this
Schedule 13D is true, complete and correct.

Dated:  April 6 2005                        /s/ Timothy J. Keating
                                            -----------------------
                                            Timothy J. Keating
                                            Manager